ALLIANCE INTERNATIONAL FUND
811-3130
Exhibit 77C Matter submitted to a vote of security holders


A Special Meeting of Shareholders of the Alliance International Fund was held on August 6, 2002. A description of the proposal and number of shares voted at the meeting are as follows:

To approve an             Shares           Shares Voted      Shares
Agreement and Plan        Voted For        Against           Abstained
of Acquisition and
Liquidation.              5,740,631        243,044           479,936